UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                   ----------

                             RESERVENET INCORPORATED
    -------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   147585 10 3
                  ---------------------------------------------
                                 (CUSIP Number)


                                   Stephen Lasser
                                 2 Crossbrook Road
                               Livingston, NJ 07039
-----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 25, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------
CUSIP NO. 147585 10 3
------------------------

-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lawrence Smith
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
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3        SEC USE ONLY
-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      15,080,016
       SHARES              --------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY                       -0-
        EACH               --------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       15,080,016
        WITH               --------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,080,016
 ----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.1%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------
CUSIP NO. 147585 10 3
-----------------------

-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stephen Lasser
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
-----------------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      10,400,016
       SHARES              --------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY                       -0-
        EACH               --------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       10,400,016
        WITH               --------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,400,016
 ----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.2%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 2. Identity and Background.

         This Statement is being filed collectively by Lawrence Smith and Stephen Lasser. Each of the above listed persons are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

1.       (a)      Lawrence Smith

         (b)      2 Crossbrook Road, Livingston, New Jersey 07039.

         (c) Lawrence Smith is presently employed at CET, Inc. at the above listed address.

         (d) Lawrence Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Lawrence Smith has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Lawrence Smith is a citizen of the United States.


2.       (a)      Stephen Lasser

         (b)      2 Crossbrook Road, Livingston, New Jersey 07039

         (c) Stephen Lasser is presently employed at CET, Inc. at the above listed address.

         (d) Stephen Lasser has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Stephen Lasser has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Stephen Lasser is a citizen of the United States.

CUSIP NO. 147585 10 3

Item 3. Source and Amount of Funds or Other Consideration.

           Each of the Reporting Persons acquired their shares of Common Stock in the Company with either working capital or their personal funds as reported elsewhere in this Schedule 13D.

Item 4. Purpose of Transaction.

           The purpose of this Schedule 13D is to report that the Reporting Persons have acquired, in the aggregate, more than 5% of the outstanding Common Stock of the Company. The shares of the Common Stock of the Company held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the shares of the Common Stock of the Company were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

           The Reporting Persons do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.


Item 5. Interest in Securities of the Issuer.

(a) and (b):      The following table sets forth the information required by
                  Item 5(a) and (b):

NAME                 # OF         VOTING        DISPOSITIVE         %
                    SHARES        POWER            POWER         OWNERSHIP
----------------  ----------    ----------      -----------      ---------
Lawrence Smith    15,080,016       sole             sole           19.1%

Stephen Lasser    10,400,016       sole             sole           13.2%

CUSIP NO. 147585 10 3

           The Reporting Persons beneficially own 25,480,032 shares of the Company's Common Stock which represents 32.3% of the outstanding Common Stock of the Company. The percentage calculations are based upon 78,800,016 shares of Common Stock outstanding, as reported in the Company's most recent Current Report filed on Form 8-K, filed on July 9, 2004. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of the Common Stock covered by this Statement, other than the shares individually owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

Item 7. Material to be filed as Exhibits.

           None.

Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2004

                                             /s/ LAWRENCE SMITH
                                             ------------------
                                                 LAWRENCE SMITH


                                             /s/ STEPHEN LASSER
                                             ------------------
                                                 STEPHEN LASSER